Exhibit 99.19

Daniel Kappes
KAPPES, CASSIDAY & ASSOCIATES
7950 Security Circle
Reno, Nevada 89506
Telephone: (775) 972-4567
Facsimile: (775) 972-4567

CONSENT OF EXPERT

February 25, 2010

British Columbia Securities Cornmission
Alberta Securities Commission
Saskatchewan Financial Services Comrnission
Manitoba Securities Commission
Ontario Securities Cornmission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
United States Securities and Exchange Commission

Re:	Annual Information Form dated February 25, 2010 (the "Annual Information Form") of Minefinders Corporation Inc. (the "Company").

I refer to our report entitiled "Technical Report For the Dolores Heap Leach Project In Mexico" dated April 11, 2006 (the "Report") as referenced in the Annual Informatoin Form and documents incorporated by reference therein.

This letter is being filed as my consent to the use of my name and the Report in the Annual Information Form and in documents incorporated by reference therein.

I confirm that I have read the Annual lnformation Form and I have no reason to believe that there are any misrepresentations that are derived frorn the Report refered to above or that are within my knowiedge as a result of the services I performed in connection with such Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company's Form 40-F dated February 25, 2010, and any amendment thereto, induding post-effective amendments and as part of a post-effective amendment to the Company's Forrn F-10, to incorporate the Company's Form 40-Fdated February 25, 2010.

[Signature page follows]

Yours truly,

/s/ Daniel Kappes	[PROFESSIONAL ENGINEER - STATE OF NEVADA]
Daniel Kappes	[NO. 3223]
Nev. Reg. Prof Engnr#3223.	[DANIEL W. KAPPES]
President - Kappes, Cassiday & Assoc.	[MINING]
February25,2010	exp. 30 June 2011